Exhibit 12
                                   JAMES RIVER CORPORATION of Virginia
                                             and Subsidiaries
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                          COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (a)
                                        (Dollar amounts in 000's)


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                                                        Fiscal Year Ended
                                      April       April     December    December     December    December
                                   30, 1989    29, 1990     30, 1990    29, 1991     27, 1992    26, 1993
                                  (53 weeks)  (52 weeks)   (35 weeks)  (52 weeks)   (52 weeks)  (52 weeks)
                                                                  (b)                    (c,d)
Pretax income (loss) from
 continuing operations,
 before minority interests         $446,954    $371,501     $ 44,352    $115,170    $(182,817)   $ 14,115

 Add:
  Interest charged to
   operations                       171,964     198,743      133,716     191,344      192,962     183,035
  Portion of rental
   expense representative
   of interest factor
  (assumed to be one-third)          19,900      23,400       15,100      19,891       19,426      19,094
    Total earnings, as
     adjusted                      $638,818    $593,644     $193,168    $326,405    $  29,571    $216,244
Fixed charges:
 Interest charged to
  operations                       $171,964    $198,743     $133,716    $191,344     $192,962    $183,035
 Capitalized interest                28,793      25,475       10,759      31,740       12,778       5,291
 Portion of rental expense
  representative of
  interest factor
 (assumed to be one-third)           19,900      23,400       15,100      19,891       19,426      19,094
      Total fixed charges          $220,657    $247,618     $159,575    $242,975     $225,166    $207,420
Ratio                                  2.90        2.40         1.21        1.34           --        1.04

See accompanying footnote explanations.

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Exhibit 12 (continued)

                       JAMES RIVER CORPORATION of Virginia
                                and Subsidiaries

                                      NOTES


(a) In computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, minority interests, and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest, and that portion of rental expense (one-third) deemed representative of the interest factor. Earnings and fixed charges also include the Company's proportionate share of such amounts for unconsolidated affiliates which owned 50% or more and distributed income from less than 50% owned affiliates.

(b) During 1990, the Company changed its fiscal year from one ending on the last Sunday in April to one ending on the last Sunday in December. During this period, the Company initiated an operational restructuring program designed to focus the Company's operations on those businesses in which it commands a substantial market share and which are less cyclical. In connection with that program, the Company recorded a $200 million pretax charge which has been included in the calculation of the ratio of earnings to fixed charges for this period.

(c) During 1992, the Company initiated a productivity enhancement program and recorded a $112 million pretax charge which has been included in the calculation of the ratio of earnings to fixed charges for this year.

(d) For the year ended December 27, 1992, earnings were inadequate to cover fixed charges. The amount of the deficiency was $195.6 million.

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                                       E-12